UNITED STATES
SECURITIES AND EXCHANGE COMMISSSION
WASHINGTON, D.C. 20549

FORM 10-SB
[SECOND AMENDMENT]

GENERAL FORM FOR REGISTRATION OF
SECURITIES OF SMALL BUSINESS ISSUER
Under Section 12(b) or (g) of the Securities Exchange Act of 1934


	ADVANCED PRODUCTS GROUP, INC
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            [Name of Small Business Issuer in its charter]

	Delaware         				75-2035917
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  [State or other jurisdiction          	[I.R.S. Employer Identification No.]
    of incorporation or organization]

	5221 Ocean Blvd., No. 257, Sarasota, Florida 		34242
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	[Address of Principal Offices]               			[Zip Code]

Issuer's Telephone number [941] 346-8347

Securities to be registered pursuant to Section 12(b) of the Act.

Title of each Class			Name of each exchange on which registered

None					N/A

Securities registered pursuant to Section 12(g) of the Act

Title of each Class			Name of each exchange on which registered

APGP Common Stock			NASD


ITEM 1. BUSINESS DESCRIPTION

  	 Advanced Products Group, Inc is a development stage company engaged in the development of an Internet - driven distribution system for manufacturers of replacement auto parts and accessories, the "automotive aftermarket".

    The Company sees an opportunity to revolutionize the distribution of replacement auto parts and accessories by replacing the current cumbersome distribution structure with an efficient and profitable "direct from the factory" method easing the expense burden of the traditional chain store and wholesale distribution channels on manufacturers, especially small and mid sized manufacturers, resulting in increased profit for the manufacturer and reduced cost for the consumer.

    Data compiled by the Automotive Service Industry Association indicates that parts and accessories make up sixty-eight percent (68%) of all dollars spent in the automotive aftermarket. This represents $170 Billion Dollars with an additional $120 Billion Dollars spent on labor, making this market one of the largest segments of the US economy. The US vehicle population is expected to exceed 220 million vehicles within the next five (5) years.

    The core of the Company's business plan is to streamline the distribution process by removing several layers within the normal distribution channel. Manufacturers currently distribute through wholesalers, who then distribute to retailers, who distribute to repair shops, which then charge the consumer for the part and labor. Each step of the channel adds additional cost. A part that has a manufacturing cost of $1.00, typically retails for as much as $6.00 to the end user. By creating a pool of manufacturers selling directly to the consumer, whether it is ultimately the repair shop, or vehicle owner, management is confident the effect will be a significant increase in profit for the manufacturer while resulting in a savings for the consumer.

    In addition, the Company will have the opportunity to market and sell its own heavy-duty cleaners as accessory items. Originally the Company had formed to sell a licensed proprietary hand cleaner, under the trade name
Cra Z Soap Hand Cleaner. As described later in this document, the Company has had to find a new tradename or this product. Management has also changed its focus away from marketing of these products to the development of the manufacturers web community. The shift in focus is also discussed in other sections of this document.

(A) COMPANY HISTORY

     On August 27, 1998 Mr. Ronald Weprin as the sole incorporator filed Articles of Incorporation in the State of Nevada to organize Cra Z Soap, Corporation. The purpose of forming this company was to market and sell various cleaning products specifically targeted to the automotive aftermarket.

     The formula for the hand cleaner was developed by Masters Marketing and Development, Corp. a privately held corporation engaged in the development of products ranging from air freshners to exercise equipment. Richard Herman, and Ronald Weprin as principals of this company jointly own the formula for the hand cleaner. Each owns 42.5% of Masters Marketing, the balance (15%) is owned by a several of their family and friends.

    Cra Z Soap, Corp. sought a license for this product because of its superior performance characteristics. Mr. Weprin and Mr. Herman owned a a combined 33% of this Nevada corportion, 18% and 15% respectively. The balance of ownership is spread out among investors who are not principals nor significant holders (greater than or equal to 5%) of Masters Marketing stock.

     In order to raise the funds needed to nationally launch the hand cleaner Cra Z Soap, Corp. through its consultants identified a non-operating public shell, Advanced Technologies Group,Inc. (formerly Total Lifestyles Corportion, Inc.), a Delaware Corporation. On August 28, 1998, Cra Z Soap, Corp. of Nevada entered into a merger agreement with Advanced Technologies Group, Inc. (formerly Total Lifestyles Corporation, Inc.) of Delaware. Total Lifestyles Corporation, Inc. was originally formed in March of 1987, and a copy of the Articles of Incorporation are included as an Exhibit to this Registration Statement.

    By this Agreement, the shareholders of Cra Z Soap, Corp, agreed to tender 100% of their common voting stock for 1,100,000 common voting shares and 310,000 Series Super A Preferred shares of Advanced Technologies Group, Inc. These Series Super A Preferred shares had a voting preference of 20 votes for each one share held, effectively giving the private company, Cra Z Soap, Corp. voting control of the public company, Advanced Technologies Group,Inc., a "reverse merger". The name of the resulting company became Cra Z Products, Inc.

     Management believed that as a publically traded entity, Cra Z Products, Inc. would be able to raise sufficient working capital to advertise its products nationally. To that end, it entered into an agreement with Telebrands, a large TV production company, for an infomercial in consideration of 50,000 restricted shares of Cra Z Products' common stock. Telebrands agreed to test the market to determine the likelyhood of success of any such infomercial, due to the fact that at about this same time several other similar competitive products were already being successfully advertised in this manner, Telebrands came to the conclusion that the market was saturated making it unlikely that the hand cleaner would succeed.

     Telebrands's test of the market did reval that a powder of liquid formulation of the soap would have a greater chance of success in relation to the bar formula used by the Company. With this in mind, management entered into an Agreement with STARCO to manufacture both a powder and liquid hand cleaner. As part of this Agreement, the Company was also given the right to retail under its name any of the one hundred plus cleaning products manufactured by STARCO. The Company identified fifty (50) products consistent with its purpose to sell cleaning products in the automotive aftermarket. These products are in addition to the licensed proprietary formula hand cleaner licensed by Masters.

     At about the same time Masters notified the Company regarding a dispute that had arisen between it and Southeast Automotive regarding the tradename Cra Z Soap Hand Cleaner. Southeast reserved the Cra Z as part of a tradename registration of Capitan Cra Z. Masters had marked the name Cra Z Soap
Hand Cleaner in Tennessee but failed to protect it nationally. In settlement of the dispute, Masters received approximatiely $190,000 for the name and inventory already branded Cra Z Soap Hand Cleaner. With the addition of the STARCO products, management at Cra Z Products, Inc. had already determined that a change in the product name was needed and therfore felt that the loss of this tradename was insignificant. It elected not to pursue any rights it might have had by virture of its License Agreement with Masters.

     On March 12, 1999, the Board of Directors and shareholders of Cra Z Products, Inc. met in Sarasota, Florida. The purpose of this meeting was to propose a change in focus in the Company's primary business. The lost opportunity for a TV blitz for the soap products made it clear that for the Company to survive it needed to refocus its business plans.

    To that end, the management had already begun to pursue a merger with two privately held companies. It also decided to take advantage of Mr. Weprin and Mr. D'Agata's sixty (60)plus years of experience in the auto parts and auto accessories industry. On the recommendation of the Company's consultants management designed a business plan that takes advantage not only of the experience in the industry but of the burgeoning e-commerce industry as well by designing a unique automotive web site aimed at removing as many steps of the distribution chain as possible.

    To better position the Company to complete the possible mergers and to refocus its energies to its new business plan, the Board took the following actions:

  (1) Changed the name of the Company from Cra Z Products, Inc to Advanced Products Group, Inc.

  (2) Authorized 150,000 Shares of Series C Preferred Stock with a $10 face value, a 6% coupon, a redemption value of $10 and conversion rights after 2 years of 2 common shares for each Series C Preferred Share.

  (3) Requested and received of the Shareholders a vote to convert the Series A Preferred Shares at the preferred ratio of 20 common for each one share of Series A Preferred for all shareholders except Mr. Weprin and Mr. Herman, who agreed to cancel their shares.

  (4) Declared a stock split of 1 share for each 3 shares of common stock held after the conversion of the Series A Preferred (a "reverse split").

  (5) Edward da Parma was elected to the Board and named President and CEO of the Company.

     The mergers that were under consideration at the time of this meeting never came to fruition and while the Series C Preferred Shares are authorized, none are issued or outstanding.

     At the time of the merger and up to the meeting of the Board on March 12, 1999 Mr. Weprin owned 4% of Advanced Products Group, Inc (formerly Cra Z Products, Inc.) and Mr. Herman owned 3.88% of the Company. Their current ownership in the Company is discussed later in this document.

(B) PRINCIPAL PRODUCTS

     The Company's focus is principally to create an auto parts and accessories manufacturers web community. It currently has at its web site www.Go-Advanced.com a model of the auto parts site under construction. Once completed the site will be www.Go-Autoparts.com. The Company plans to market the hand cleaner and those cleaning products appropriate to the auto industry on its web site as accessory items.

     Growth of Internet sales is estimated to reach over $3.1 Trillion by the year 2003 (Forrester Research, Inc). Yet while there is surely an increase in the overall sales volume via the Internet, recent history shows that traditional retailing via the Internet is risky. This risk and recent poor showing of traditional retailers on the web actually create a window of opportunity for the Company.

     Traditional retailers have approached the Internet in the usual distribution manner. That is, they have not attempted to reduce intermediaries to bring the product to the end user, but only removed the need for a sales clerk. In many respects retailers operate electronic self-service stores. Manufacturers have spent years trimming operating costs to satisfy the never ending pressure from retailers to lower prices, yet manufacturers have the best opportunity to effectively use the Internet if they by-pass the retailer and go directly to the various levels of end users. In distributing their products in this manner they eliminate the wholesaler and retailer, resulting in additional profit by reducing distribution costs, which make up the bulk of product price.

     Super stores and mega chains such as Wal-Mart, Toys-R-Us, and Staples have revolutionized the way consumers shop. In actuality, these super chains have reduced the competition among retailers by exerting pressure on the manufacturer to produce to their requirements in terms of price and warehousing. Typically these stores require drop shipment and do not maintain warehouses for inventory purposes, but rather rely on the manufacturer to build in either JIT (just in time) or to maintain an inventory for the chain. While JIT can be an effective method of manufacturing it is a system that will ever approach but never arrive in terms of providing sufficient product on time to meet all demand. That results in all manufacturers carrying inventory, and the associated expense that goes with it. This same trend is taking over in the auto parts industry, as Pep Boys, Auto Zone and NAPA emulate the Wal-Mart experience.

     The fallout of this narrowing of the distribution channels is that the manufacturers are forced to compete for fewer customers at the expense of margins and future growth. Herein lies the Company's window of opportunity.

     Management recently conducted a random survey of thirty-five (35) auto parts manufacturers. The table below indicates their response:

SURVEY RESULTS

QUESTION:  Over the last 5 years did gross margins increase or decrease?
RESPONSE:  Only 20% report an increase in gross margins.
CONCLUSION:80% of all respondents have experienced an erosion of gross margins as a result of an increasingly competitive environment.

Question:  Do you own a web site?
Response:  65% own web sites
Conclusion:High awareness of the Inernet as a marketing tool.

Question:  What percent of total business is transacted over the web?
Response:  None transact business over the Internet
Conclusion:None have rationalized how to use the net to transact business

Question:  What do think of APG's strategy?
Response:  All have a strong interest in participation.
Conclusion:Manufacturers are looking for ways to grow customer base and margins.

     The survey confirmed management's assessment of the state of the industry at the manufacturing level. None of the manufacturers contacted had a strategy designed to wrest control of the market from the large distributor. The Company's plan is to provide portal type services to its participants providing a direct link to the end user.

     COMPETITION: Most Internet sites selling auto parts are owned by traditional wholesalers and retailers. Their goal is to bring customers to their virtual stores rather than to expedite the transaction. Pricing is consistent with their retail store price, rarely resulting in a savings. Those sites that do not follow the traditional retail model, typically require the end user to leave an e-mail request to which there is a promise to respond within a day or two. The end user is required to download an entire catalog and then after selecting the appropriate part waits for an confirmation and shipping information.

     Regardless of the model, the seller maintains an inventory in the same manner as a Super Store or neighborhood shop. If the part is not in stock it needs to be ordered in quantity as part of the store's general reordering process.

     APG proposes a new model. Build a consortium of manufacturers selling directly to the end user. The idea would be to gather a large number of participating manufacturers using the Company's web site as a portal to their products. Many may even manufacture the same product; the larger the consortium, the greater the competition; and increased competition usually means lower prices for the consumer. This axiom is true regardless of whom the consumer is. The Company's definition of the end-user is very broad. For example, the end user could range from traditional retailer, to a fleet maintenance group, to the do-it-yourself motorist. Each end user would first benefit from lower prices driven by greater competition to economies of scale for consumers who need to purchase in volume.

     APG has already identified and made plans to purchase software that is unique in that it is a database of auto aftermarket parts and part numbers. The cost to develop and obtain the rights to this software is between $75,000 and $100,000. The software allows an end-user to input make, model, year and
a description of the part.   The consumer would then be given a list of
available parts and their manufacturers at which point the consumer can send a part to the shopping cart either by manufacturer or price depending on the users preference. APG would then arrange shipping and collect for the purchase. The Company plans to charge 15% of the purchase price as a transaction fee. This transaction cost is significantly less than the distribution cost currently associated with bringing a product to the consumer.

     Since the end-user is buying directly from the manufacturer, who is saving a substantial amount of distribution cost, the on-line buyer receives a discounted price while the manufacturer holds or increases margin. The Company is able to accept all forms of electronic payment so the transaction completes immediately.

     No web site has been successful without widespread media advertising. Traditional retailers tie their web site advertising to their general advertising. In many cases this is a significant amount of advertising, however, the thrust of the advertisements is to bring the consumer to the store, not the net. Management plans a four (4) year multi-media advertising campaign to increase name recognition for the web site itself. Manufacturers may purchase additional advertising at the site, creating another income stream for the Company.

     HAND CLEANER AND SOAP PRODUCTS: The hand cleaner market is extremely competitive. The Company has found it most difficult to launch this product into a market already saturated with comparable heavy-duty cleaners, such as Go-Jo, Fast Orange, Zep etc. However, the heavy-duty hand cleaner lends itself to sale as an automotive aftermarket product for mechanics and do-it-yourselfers.

     The proprietary formula licensed to the Company is now available in powder and well as bar form. Both these forms can be easily added to the list of accessory products to be sold on the Company's web site. Additionally, through an Agreement with Starco, the Company has access to other cleaning products as well such as a heavy-duty laundry detergent, degreaser and cement cleaner. These products also fit well into the Company's planned web site.

     The loss of the use of the name Cra Z Soap Hand Cleaner put the Company in the position of having to find a new trade name for the soap products. Management has yet to decide whether or not it will simply call the products APG Heavy-Duty Hand Cleaner or if it will use the name BriteWay Heavy-Duty Hand Cleaner. The Company has reserved the name BriteWay and is in the process of marking it as a trademark in the eventuality it decides to use a name other than the corporate name for the product.

     The Company has resolved its quality control issues with Jaboneria, SA by finding an alternate source of manufacturing for its proprietary soap products. Starco is able to manufacture the powder formula, as well as the liquid formula currently under development. COSCO a local manufacturer is able to manufacture the bar soap. Our agreement with Starco is included as an exhibit to this filing and sets out the manufacturing terms. COSCO will work with the Company on a Purchase Order basis as the need, or if the need for bar soap inventory arises.

     CONSUMER BASE: The Company does not expect soap sales to be a significant portion of its revenues. Although there is a wide consumer base for cleaning products, the market is very competitive and the Company anticipates difficulty in launching this product for some time, especially since the product line has not been enthusiastically greeted by the investment community.

     Management believes the products will fit nicely into its auto accessory web site because it is an attractive product to home and professional mechanics. The Company is confident that the auto parts and accessory web site will provide the bulk of revenues. Market statistics issued by the Department of Transportation bear out the reasons this is true. According
DOT there were more than 205 million motor vehicles (excluding motorcycles) on the road in 1998, a 5 million vehicle increase over 1997 and the numbers continue to grow. More vehicles on the road obviously translate into a need for replacement parts and accessories. Normal wear and tear, collision damage, poor maintenance and design problems alone guarantee a wide consumer base for this site. Additionally, the average age of cars on the road has increased from 6.5 years in 1989 to 8.3 years in 1998. The aging of the car fleet also bodes well for the replacement parts industry.

     Relying on its combined 60 years of experience in the automotive aftermarket, management is aware than only an estimated 30% of replacement parts required by national fleets are purchased directly from the manufacturer. More and more business such as FEDEX, UPS, Westinghouse, and even the Post Office are purchasing more of their required materials on-line. The Company believes that its site will be very attractive to this Business to Business activity.

     Companies with large fleets schedule maintenance to keep their fleets operating at optimum performance, APG's web site is an ideal place to schedule the purchase of required parts directly from the manufacturer. In fact, the Company's system will allow such consumers to put out their requests for the lowest bid price.

     Collision repair shops abound in this market. The Auto Insurance Industry directly impacts on this segment of the industry. Usually it is the insurance company that determines to which shop a damaged car can be repaired, and typically dictates the criteria for reimbursement. Management views its web site as meeting two needs in this area, (i) the pursuit of contractual arrangements with insurance companies as the parts vendor of choice, and (ii) a single site for collision shops to bid out and find required parts at a lower cost than the local traditional distributor.

     LICENSES: The Company has a license granted by Masters Marketing and Development, Inc, which was originally granted to Cra Z Soap Corp, of Nevada and made a part of Advanced Products Group's assets with the merger between Cra Z Soap Corp and Advanced Technologies Group, Inc. This license only covers those products developed by Masters, which are based upon a proprietary formula for a heavy-duty hand cleaner. Master's receives as compensation for this license a franchise fee of $20,000 per month from APG, until gross sales reach $2,000,000 at which time the franchise fee is 3% of gross. The License Agreement is attached as an exhibit to this filing.

     GOVERNMENT APPROVALS AND LICENSES:  	The Company does not require any
governmental licenses at this time.

     EMPLOYEES: The Company has three (3) employees, two (2) of which are full time.

     RESEARCH AND DEVELOPMENT:  	Advanced Products Group, Inc does no
research and development. The cleaning products including the new formulation from bar to powder and the liquid formulation that is under development have been developed by Masters Marketing. The Company has no prior R&D expenses.

     ANNUAL REPORT: The Company will voluntarily provide its shareholders with an annual report that will include audited financial statements. The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington D.C. 20549. Information regarding the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.


ITEM 2. MANAGEMENT'S DECISIONS AND ANALYSIS OR PLAN OF OPERATION

     The Company is a development stage company. It has developed a comprehensive marketing plan to launch its web site. This plan is dependent on the Company's ability to raise sufficient working capital to accomplish the goals of its business plan. All statements regarding the effectiveness and revenues of the Company's plan are forward looking and actual results may differ greatly.

     The Company plans to rely on marketing and sales tactics that are proven to develop brand recognition and aggressive consumer support. One or more of the following strategies, as appropriate are planned:

           Television Advertising Campaign
		         Radio and Print Media Campaign
		         Attendance at two major trade conventions yearly Direct Mail Advertising
		         Celebrity Product Endorsement

     PUBLIC RELATIONS: Advanced Products Group, Inc. has hired Daugherty, Teagarden and Hanley, (DTH), a marketing and advertising firm headquartered in Indianapolis, Indiana, with offices in Charlotte, North Carolina as well.
This firm is experienced in start up campaigns especially throughout the Mid-West and Southeast. DTH provides a full range of services including TV and radio production, print and the development of Internet web sites. The Company's arrangement with DTH requires the payment of outside contractors. The Company issued 32,000 restricted shares of common stock to DTH in consideration of their services.

     ADVERTISING: The Company originally entered into an Agreement with Telebrands, Inc. to produce an infomercial for the purpose of marketing its heavy-duty hand cleaner. In recent discussions with Telebrands, the Company has come to learn that because of the success of several similar products, the market is saturated and Telebrands is unsure of the success any such infomercial may have. However, Telebrands management is very interested in the Company's concept of creating a virtual community of manufacturers by providing TV time and to produce TV advertising to promote the web site. In consideration for Telebrands original interest the Company issued 50,000 shares of restricted stock to Telebrands.

     EXHIBITIONS: The Company plans to demonstrate its web site and its capabilities at various trade shows and exhibitions. These include exhibitions in the automotive aftermarket and auto parts industries.

    PROFESSIONAL RECOGNITION: The Company has and will continue to exploit its combined 60 years of automotive aftermarket experience. Mr. Weprin and Mr. D'Agta continue to meet regularly with leaders of this industry and with members of the Internet consumer products industries in order to enhance and gain professional recognition.

     MARKETING AND SALES IMPLEMENTATION STRATEGY: The Company anticipates that once it raises sufficient capital its plans to engage in the following marketing and sales implementation strategy. There are three (3) major goals to the Company's plans:

  (1)  Enroll domestic and offshore vendor partners (manufacturers).
		(2)  Develop a media advertising plan based on a minimum of 60% expense to sales.
	 (3)  Aggressively pursue Business to Business opportunities


     ENROLL VENDOR PARTNERS, DOMESTIC AND OFFSHORE: For the Company's Internet business to succeed it must create a virtual community of manufacturers that will provide a wide assortment of parts, at a price that the end user is willing to pay. To create this virtual community, the Company with the assistance of DTH plans to develop convincing promotional material emphasizing the Company's media advertising and its Business to Business objectives.

     The Company will schedule a series of strategically located presentations throughout the United States and set a goal of enrolling 60 manufacturer participants within the first six (6) months from launch and 400 by the end of the second year of operations. The Company expects that these presentations will be in conjunction with participation at key auto shows in the US and abroad. At these shows the Company plans to participate by setting up display booths where potential partners can interactively "play on the Company's system.

     The Company has established a strategic alliance with ECONOMY WAREHOUSE, a domestically owned public warehousing facility located in Phoenix, Arizona, with over 120,000 square feet of warehousing space. Management envisions ECONOMY's role to be to provide offshore vendor partners a US based warehousing and shipping center for purchases made over the Company's web site.

     Management is confident that this alliance adds a competitive edge to its Internet service by providing warehousing and shipping services to offshore manufacturers who would like to sell in the US market. Often these manufacturers produce at lower cost than their domestic counterparts, leaving room to pass the savings on to the consumer.

     MEDIA ADVERTISING: There appears to be a correlation between success of a web site and the amount of media advertising. Good examples are Amazon, E-Bay and Priceline. These sites typically dedicate about 30% of sales to advertising. The Company plans to assign 60% of sales over the first two (2) years of operations to media advertising to launch its site. Management hopes to accomplish two (2) important goals with this activity, (i) develop a consumer awareness campaign built around celebrity endorsement, and (ii) clearly create the theme of Factory Direct Lower Prices, Greater Availability and Guaranteed Satisfaction.

     BUSINESS TO BUSINESS: There are two major business segments within the Business to Business market, National Fleets and Collision Repair Shops.

 (1) National Fleets: The Company plans to aggressively pursue national fleet business such as car rental companies, and those businesses that rely on vehicles in the delivery of their services, such as FEDEX, UPS, BELL etc.
The majority of parts purchased by these companies is purchased through traditional distribution channels, and rarely direct from the manufacturers. Consequently management believes the web site will provide a vehicle for these companies to bid out their requirements in real time and quickly find the lowest price, ultimately resulting in an increase to their bottom line.

     Since most fleets service their vehicles on a regularly scheduled maintenance program, they are ideal candidates for the Company's system. Scheduled maintenance allows for planned purchases. Fleets will be able to post the parts and quantities required on the web site, and in real time receive a bid from participating manufacturers. Purchase agents will be able not only to find the lowest price, but will be able to do so from their desk in a single transaction.

  (2) Collision Repair Shops: Anyone who has ever had a ding, dent or crash knows that collision repair represent a high cost when it comes to auto vehicles. Not only are the costs high, but also the selection of the repair shop is often limited to the shop assigned by the insurance carrier, eliminating competition. Insurance companies even go so far as to direct the shop owners as to what constitutes an acceptable price for the repair. Management plans to devote a significant portion of its energies in the pursuit of contracts with insurance carriers. It hopes to make the web site the principal point of purchase for collision repair.


     MARKETING BUDGET: To accomplish these goals the Company has set a projected budget:

                          MARKETING BUDGET (000) OMITTED

BUDGET ITEM          MARKETING          PROD DEV          G&A
YEAR 1                  10,000               770          880
YEAR 2                  15,000             1,496        1,710
YEAR 3                  28,877             2,021        2,347

     The Company needs to raise the required capital to launch its proposed marketing strategy. To adequately fund the business plan, the Company seeks to raise $50 Million Dollars of equity capital through public and private offerings of five million shares of its common stock at a price of $10.00 per share. It plans to raise the capital in two (2) increments:

  (1) $3 to $5 Million Dollars in equity or short-term debt to launch the operation of the web site.

  (2) Raise the balance in equity funding within one year of the launch.

     The Company, with the help of GFC Communication Corp., is in the process of developing a prospectus and marketing brochure designed for Internet trading. Several of the Company's investment bankers are ready to take an active role in raising sufficient capital as soon as the Company completes its SEC Registration process.

     USE OF PROCEEDS:

     $26,000 to purchase auction capable software
     $100,000 to purchase the license for the auto parts numbers software and annual data base updates
     $15,000 hardware purchases
     $12,000 to complete the design of the web site including registration, maintenance and hosting
     $50,000 in legal and registration fees
     $1,500,000 in working capital
     $1,500,000 marketing and advertising


     PLAN OF OPERATION FOR THE NEXT 12 MONTHS: The Company hopes to satisfy its preliminary funding requirements as described above within 90 days of clearing comments of this Registration Form. Immediately upon raising sufficient funds, approximately $250,000, to finish the development of the web site, the Company will begin to follow the marketing plan described herein.

     The Company expects revenues in the amount of $11,000,000 dollars in the first year. Ninety-one (91%) percent of these revenues are expected from its Internet web site activities. The other nine (9%) will come primarily from advertising space sold on the web site. Management expects minimal soap sales.

     The bulk of the revenue is expected to come in participation fees from vendor partners and from the 15% transaction fee. Management's assumption in determining this revenue, assumes 200 manufacturers on board by the end of the first year. It is anticipated that advertising and participation fees will represent 40% of sales, and transaction fees the balance.

     The Company expects to find a direct correlation between the increase in the number of transactions and the amount of money spent in promotion and advertising. Therefore, it is committed to spend 60% of sales revenue during the first two years to assure the success of the site. Management also believes that an added benefit of increased market awareness will also lead to a more energetic and active market for the Company's securities making the raising of capital less difficult.

     Given the Company's current financial condition, a major part of the operations of Company will be to organize and employ appropriate staff including sales, marketing and administrative personnel. Two senior managers of the Company have a combined 60 plus years of auto aftermarket experience. In addition the Company will need appropriate levels of staff in the area of software and hardware maintenance, as well as telephone customer service. The number of employees required will depend on the level of revenues. However, it can be expected that the Company will seek to increase its current staff over the next twelve (12) months to include two (2) sales persons, paid on commission with a base salary of $30,000, two (2) customer service representatives, with a base salary of $25,000, one Chief Financial Officer. The CFO and the current officers of the Company have agreed to limit their salaries for the first two (2) years to $36,000 and a bonus if warranted by operating success. The total fully burdened increase in wages over the next 12 months is approximately $284,000.

     There are no current plans to sell or purchase any plant, property or equipment currently in use by the Company. As part of the Company's business plan it will require significant purchases of computer equipment and software as described earlier in this Registration Form.

     CURRENT FINANCIAL CONDITION: The current financial condition of the Company is precarious. The Company's filings of form 10QSB are current and detail the financial condition of the Company. There is insufficient working capital to meet the requirements of the Company and while its are minimal, they are being by capital contribution of the officers.

     The Company's current financial condition is due to a number of factors, chief among them is insufficient funding from the inception to launch its soap products, a saturated market for its soap products,the Company's inability to capitalize on any window of opportunity for the soap products due to the loss of the tradename, the inability to consummate two (2) mergers during the period in which the Company shifted the focus away from the soap products, and the failure of the Company to complete its Registration Statement with the SEC in a timely fashion.

     Management's shift in focus to an Internet auto parts virtual community of manufacturers required additional research and took some time to adequately define a product that was superior to other sites in existence. The Company has not been able to raise sufficient working capital to date to complete the web site development and launch its site.

     The Company's efforts to raise this capital has been severely hampered by the unusually long period of time it has taken to complete this Registration Statement. The Company first file in October, 1999 and is currently only completeing its second amendment. Three (3) months passed in each of the prior filings before the Company even received comments. All of the Company's investment bankers have indicated their interest in funding the web site, but are not prepared to underwrite an offering until comments are cleared.

     In an effort to bolster the Company's performance, management has been actively seeking merger partners to bring added revenues and new products to the mix. While there is currently some interest and negotiations are progressing, the need to clear comments is an issue with our potential partner.

     While the Company has had some interest in the marketplace in regard to its soap products, it has been unsuccessful in finding an appropriate pricing policy to provide good levels of operational performance. The lack of a recognizable tradename, and of funding to create one, severely hampers the products' attractiveness to chain stores of any size. The products, however, do lend themselves to sale of the Company's web site. The hand cleaner is especially attractive to professional and do-it-yourself mechanics.

     The Internet site is promising. The auto parts business is a $170 Billion Dollar industry. The Company needs to acquire a small portion of the market to achieve its financial goals. The Company's approach to Internet sales is unique in that it is not the traditional retail model. It seeks to eliminate steps within the normal distribution chain with a respondent result of increasing profit for the manufacturer while lowering prices for the end user. The Company has sampled a significant number of manufacturers and found interest in participating. Management is confident that building a vendor community will be easily accomplished, once the site is completed and manufacturers can interactively discover its benefits, especially in the area of Business to Business sales.

     Key to the success of the Internet site is advertising. The Company's alliances with DTH and Telebrands gives it a viable advertising venue. The uniqueness of the site is that it creates a new way to distribute product for the manufacturer, and does not rely on traditional retail models. However, nothing in the system prevents the Company from availing that model as well. This is an especially exciting idea in the area of Business to Business, because it affords fleet users an on-line real time opportunity to search and find the best price for the parts required. Since the deal is directly with the manufacturer costs will be lower. As more manufacturers are brought to the site creating competition in a single arena, prices should remain low.

     For the Company to succeed it will require the capital described earlier in this document. it has current capital needs of a minimum of $250,000 to complete the web site including hardware, software and the purchase of the auto parts number data base. Management is unaware of any event for either an infusion of income or loss that will arise that is unrelated to its continuing operations. The Company's business is not seasonal.


ITEM 3.   DESCRIPTION OF PROPERTY

  (1) The Company does not own any property other than business machines, computers, furniture and telephonic equipment. All of its equipment is in good working order. The Company has moved its location to reduce office expense. Its principal office is located at 5221 Ocean Ave No 257, Sarasota, Florida 34242 and is rented.

  (2) At the present time the Company has no investment policy with respect to any real estate transactions. Pursuant to the By-laws the Board of Directors has the sole discretion for any such investment without limitation. Any change in this regard would require a vote of the Shareholders. While in the absence of a policy, potential conflicts of interest may arise, the Company has no short-term plans for the acquisition or lease of any real property and such lease or acquisition would require the approval of the Board of Directors.



ITEM 4. SECURITY OWNERSHIP OF CERTAIN FINANCIAL OWNERS AND MANAGEMENT

(A)  SECURITY OWNERSHIP OF CERTAIN FINANCIAL OWNERS AND MANAGEMENT

TITLE AND CLASS         NAME AND ADDRESS         # SHARES         % OWNERSHIP
COMMON VOTING           RICHARD HERMAN            135,000                4%
                        734 FRANKLIN AVE
                        GARDEN CITY, NY
AFFILIATION             INDIVIDUAL

(B) SECURITY OWNERSHIP OF MANAGEMENT
COMMON VOTING           RONALD WEPRIN              680,000            19.7%
                        420 BEACH RD # 403
                        SARASOTA, FL 34242
AFFILIATION             VICE PRESIDENT AND SECRETARY

COMMON VOTING           RUS D'AGATA                500,000            14.5%
                        503 ALBEE FARM RD 2B
                        VENICE, FL  34292
AFFILIATION             VICE PRESIDENT and COO

COMMON VOTING           EDWARD DA PARMA,JR         516,000             14.9%
                        2462 85TH STREET
                        BROOKLYN, NY 11214
AFFILIATION             PRESIDENT and CEO

(B)  There are no arrangements that would change control of the Company.



ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

(A) The following are the Directors and Executive Officers of the Company:


     Edward J. da Parma, Jr., age 50, President and CEO term of office 2 years began serving March 12, 1999. Prior to Advanced Products Group, Inc. Mr.
da Parma served as the managing partner of Aim 4 Legal and Consulting, LLP and has held various senior management positions with Farberware, Inc and ACCO USA (formerly Swingline, Inc.). Mr. da Parma served as the Managing Partner of Aim 4 Legal and Consulting from February 1993 until March 1999.
Aim 4 Legal and Consulting provided TQM management training, personnel assessment, organizational development and legal representation in the area of employment law to such clients as National Westminster Bank (now Fleet
Bank), Castlemere, Inc., Siemens, and others.

     Ronald Weprin, age 57, Vice President and Secretary/ Treasurer, term of office 2 years, began serving August 29, 1998. Prior to taking a leadership position with APG, Mr. Weprin was a partner in Masters Marketing and Development. Masters developed a proprietary formula for a heavy-duty hand cleaner, which licensed Cra-Z Soap Inc, which in turn merged with Advanced Technologies Group, Inc to give birth to what eventually became Advanced Products Group, Inc. Mr. Weprin brings over 30 years of auto aftermarket experience to the Company. He began his career in his family's auto parts business, and later as VP for Marketing for Al Automotive. Mr. Weprin also serves as a Director of the Company. Mr. Weprin joined Masters Marketing and Development, Inc. in January of 1994 and remained an officer and director of that company until September 1998 when he joined Cra Z Products, Inc., which subsequently changed its name to Advanced Products Group, Inc.
Prior to coming to Masters Marketing and Development, Inc., Mr. Weprin was the principal owner of Tweeks Ltd. an auto parts and accessories wholesaler in Indianapolis, Indiana.

     Rus D'Agata, age 56, VP and COO, term of office 2 years began serving on August 29,1998 . He enjoyed a successful career in the automotive aftermarket working for the automotive divisions of Congoleum Corporation and Al Automotive. He successfully led these divisions to increased sales and profitability. In 1989, Mr. D'Agata formed his own consulting firm that specialized in the oil and gas industry. Among the clients Mr. D'Agata's firm provided management consulting to Shell, ARCO, Mobil and Superior Oil. Mr. D'Agata left his consulting firm in February of 1994 to become Sales Manager for Masters Marketing and Development, Inc. and remained in that position until August of 1998.


(B) There are no key employees at this time other than those serving in the official capacities above.


(C) There are no family relationships among any of the directors, executive officers or any person nominated or chosen to be a director or executive officer.


     LEGAL PRECEEDINGS:

  (1) There are no legal proceedings, pending or completed against the Company, its directors, executive officers, or of any business that any such person was a general partner or executive officer.


  (2) None of the directors or executive officers has been convicted of any criminal offense (excluding traffic violations and other minor offenses) nor are any such proceedings pending in any court of competent jurisdiction.

  (3) No executive officer or director has been the subject of any judgment or decree by any court of competent jurisdiction revoking, suspending or enjoining any such executive officer or director of the Company or otherwise limiting in any way the participation of such person in the total involvement of business, securities or banking activities.

  (4) No executive officer or director has been found by any court of competent jurisdiction to have violated a federal securities or commodities law, including any such finding by the Commission or Commodity Futures Trading Commission.


ITEM 6.  EXECUTIVE COMPENSATION

             EXECUTIVE COMPENSATION
------------------------------------------------------------------------
                   SUMMARY COMPENSATION TABLE
------------------------------------------------------------------------
PRINCIPAL                   DAPARMA     WEPRIN     D'AGATA
POSITION                      CEO     SECRETARY/    VICE
                                        TREAS       PRES
SALARY
  1998                          0          0           0
  1999                          0          0           0

BONUS
  1998                          0          0           0
  1999                          0          0           0

OTHER
CASH
  1998                          0          0           0
  1999                          0          0           0

RESTRICTED
STOCK
  1998                          0          0           0
  1999                    500,000    400,000     420,000

SECURITIES
UNDERLYING
LTIP ALL
  1998                          0          0           0
  1999                          0          0           0

OPTIONS
  1998                          0          0           0
  1999                          0          0           0

SAR'S
  1998                          0          0           0
  1999                          0          0           0

     The officers and directors of the Company have served without compensation. Currently no arrangements, agreements, contracts or promises exist for the purpose of providing compensation in any form to the Officers and Directors named above other than the restricted shares above. Each of the above with the exception of Mr. da Parma are employed full time and expend all of their efforts and energies in the management of the Company. Mr. da Parma continues to have responsibilities to Aim 4 Legal and Consulting, LLP in solely in terms of management and organizational issues. As such he devotes approximately 80% of his time to APG and 20% to Aim 4. Mr. da Parma anticipates completing the transfer of his partnership responsibilities by mid spring 2000 and will then devote 100% of his working time to APG.

     The officers and directors will begin to collect modest salaries, not to exceed $36,000 per year as soon as interim funding is established. Other compensation issues and increases will be dependent on operational results of the cleaning and Internet site.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

(A) Mr. Weprin is a major shareholder in Masters Marketing and Development, Inc. However, as of January 1, 2000, he is no longer an officer or director of that company. As a major shareholder of Masters, Mr. Weprin may receive some indirect benefit from the License Agreement held by Advanced Products Group, Inc.

(B) The Company has not issued, either directly or indirectly, anything of value to any promoter, including shares, money, property, assets, contracts or options of any kind.


ITEM 8. DESCRIPTION OF SECURITIES

(A) PART I - TYPE OF SECURITIES

  (1) The Company shares are common equity shares with no dividend or preemption rights and voting rights of one vote per share. Currently the Company is not engaged in the public or private placement of its securities.

  (2) The Company also has authorized a Series C Preferred share with a coupon of 6%, a redemption value of $10.00, a face value of $10.00 with voting rights of 2 votes per share and a conversion of 2 common shares for each share after one year. There are no issued and outstanding shares of Series C Preferred Stock.

  (3)  The Company has no debt securities.

(B) PART II - MARKET PRICE, RELATED STOCKHOLER MATTERS, TRADE VENUE

  (1) Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder's Matters

  (2) The Company's stock is being traded on the NASD OTC Bulletin Board since September 28, 1999. The following represents the high and low prices for each quarter therefrom:

     HIGH/LOW PERFORMANCE BY QUARTER:

QUARTER/YEAR                        1998          1999          2000
----------------                    ----          ----          ----
JANUARY/MARCH          HIGH          N/A          7              .02
                       LOW           N/A          4.66           .01

APRIL/JUNE             HIGH          N/A         *16.129
                       LOW           N/A          13

JULY/SEPTEMBER         HIGH          N/A          15
                       LOW           N/A           3.25

OCTOBER/DECEMBER       HIGH          7              .01
                       LOW           5.25           .01

    * In April, 1999 the Company reduced the number of issued and outstanding shares by declaring a split of one (1) share for each three (3) shares held in the Company. The result was an increase in the price per share for the quarter beginning April, 1999.

  (1) There are approximately 700 shareholders of common voting stock, and no holders of Series C Preferred shares.

  (2) There have been no dividends declared on the common equities of the Company. The stock is not restricted in any way as to limit the ability to pay dividends on common equity now or in the future.

     LEGAL PROCEEDINGS: There are no legal proceedings, judicial or administrative, pending against the Company.

     CHANGES IN DISAGREEMENTS WITH ACCOUNTANTS: There are no disagreements between the Company's independent accountants nor has there been a change in the independent account chosen by the Company.

     RECENT SALES OF UNREGISTERED SECURITIES: On April 1, 1999 the Company filed a Form D Notice of Sale of Securities Pursuant to Regulation D with the Securities and Exchange Commission under Rule 504 of the Act. The securities sold were common shares and the aggregate dollars sold was $418,545 to three
(3) accredited investors, Colonial National, Ltd., Hamilton, Ltd., and Castle Pines, Inc. No officer, director or affiliate received any payment from these funds. All proceeds have been used to pay indebtedness to others.

     The Company received $85,000, which was used to reduce its accounts payable. The "others" above refer to entities such as the Telephone Company, utility companies, rent on its office space, shipping, postage, etc. None of such entities are affiliates of the Company.

     There are no other unregistered sales of any company securities during the last year. The Company has been extant for one (1) year, The issuance of
1.1 million shares of common stock and 310,000 shares of Series A Super Preferred Voting Shares to the former shareholders of Cra Z Soap Corp. by Advanced Technologies Group, Inc., was in exchange for 100% ownership in Cra Z Soap Corp. The ratio of the exchange to effect the merger was one (1) share of Advanced Technologies Group for three (3) shares of Cra z Soap Corp.

     INDEMNIFICATION OF DIRECTORS AND OFFICERS: There is nothing in the Company charter, by-laws, contracts or other agreements or arrangements that would insure or indemnify a controlling person, director or officer of the Company as to his or her liability in that capacity. The Company is incorporated under the laws of Delaware, which pursuant to its General Business Law allows for the indemnification of Directors and Officers.
Section 145 of the General Business Law of Delaware allows for corporations to indemnify any director, agent, officer or employee if said person has acted in good faith. The Court of Chancery is the court of jurisdiction in matters of indemnification. Subsection d of section 145 provides that indemnification can be granted for a specific case provided that the person has met the applicable good faith standard, said indemnification shall be made by (a) a majority vote of the directors who are not a party to the case, or (b) by a committee of such directors, or (c) in the absence of directors by legal opinion of independent counsel, or (d) by the stockholders.


(C) PART III - FINANCIAL STATEMENTS

June 30, 1999 &
December 31, 1998

                           Independent Auditors Report

                              Board of Directors
                          Advanced Products Group, Inc.
                          (A Development Stage Company)


     I have audited the accompanying balance sheets of Advanced Products Group, Inc., as of June 30, 1999 and December 31, 1998 and the related statements of operations, stockholders equity, and cash flows for the period accumulated from August 27, 1998 (Inception) to June 30, 1999 and the period January 1, 1999 to June 30, 1999 and the period August 27, 1998 to December 31, 1998,in conformity with generally accepted accounting principles.

     These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significantestimates made by management, as well as evaluating the overall financial ststements presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the aforementioned financial statements present fairly in all material respects, the financial position of Advanced Products Group, Inc., as of June 30, 1999 and December 31, 1998, and the results of its operations and its cash flows for the accumulated from August 27, 1998 (Inception) to June 30, 1999 and the period January 1, 1999 to June 30, 1999 and the period August 27, 1998 to December 31, 1998, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #5 to the financial statements, the Company has an accumulated deficit and a negative net worth at June 30, 1999 and December 31, 1998. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note #5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Salt Lake City, Utah
August 30, 1999


                       Advanced Products Group, Inc.
                       (A Development Stage Company)
                              Balance Sheets
                    June 30 , 1999 and December 31, 1998

            ASSETS
Assets                             June 30, 1999           December 31, 1998
                                   --------------          -----------------
Current Assets
--------------
Cash in Bank                  $              710    $                 31,770
Accounts Receivable                          127                       8,357
Interest Receivable                        2,215                         -0-
Inventory                                    -0-                       1,343
Prepaid Expenses                             -0-                       1,400
                                   -------------               -------------
Total Current Assets                       3,052                      42,870
                                   -------------               -------------

Other Assets
------------
License                                1,332,000                   1,332,000
Less Amortization                        (55,000)                    (22,200)
                                   -------------               -------------
Total Other Assets                     1,277,000                   1,309,800
                                   -------------               -------------

Total Assets                           1,280,052                   1,352,670
                                   =============                ============



                       Advanced Products Group, Inc.
                       (A Development Stage Company)
                         Balance Sheets -Continued
                    June 30 , 1999 and December 31, 1998

               LIABILITIES AND STOCKHOLDERS'EQUITY
Liabilities
   & Stockholders' Equity          June 30, 1999           December 31, 1998
                                   -------------           -----------------
Current Liabilities
-------------------
Accounts Payable                           10,912                      8,012
Accrued Expenses                            5,980                        221
Loans Payable                                 -0-                     60,970
License Fee Payable
   - Current Portion                      159,840                    159,840
                                       ----------                 ----------
Total Current Liabilities                 176,732                    229,043
                                       ----------                 ----------

Long Term Liabilities
---------------------
License Fees Payable                     1,135,672                 1,158,168
                                         ---------                 ---------
Total Long Term Liabilities              1,135,672                 1,158,168
                                         ---------                 ---------

Stockholders' Equity
--------------------
Preferred Stock; 1,000,000 Shares
   Authorized at $0.001 Par Value No
   Shares & 99,327 Shares Issued &
   Outstanding Retroactively Restated         -0-                        100
Common Stock; 40,000,000 Shares
   Authorized at $0.001 Par Value
   3,060,590 Shares & 1,675,952 Shares
   Issued & Outstanding Retroactively
   Restated                                 3,061                      1,675
Paid In Capital                           551,273                     34,584
Outstanding Notes Receivable
   for Sale of Shares Issued             (403,410)                       -0-
Accumulated in the Development
   Stage                                 (183,776)                   (70,900)
                                         ---------                  ---------
Total Stockholders' Equity                (32,852)                   (34,541)
                                         ---------                  ---------

Total Liabilities & Stockholders'
   Equity                              $ 1,279,552               $ 1,352,670
                                       ===========               ===========





                       Advanced Products Group, Inc.
                       (A Development Stage Company)
                         Statements of Operations
        Accumulated from August 27, 1998 (Inception) to June 30, 1999 and the Period January 1, 1999 to June 30, 1999
             and the Period August 27, 1998 to December 31, 1998

              STATEMENT OF OPERATIONS
                                          June            December
                    Accumulated         30, 1999          31, 1998
Revenues            -----------         --------          --------
--------
Sales                $   14,336         $   5,830         $   8,506
Cost of Sale              3,090             1,343             1,747
                     ----------         ---------         ---------
Gross Profit             11,246             4,487             6,759
                     ----------         ---------         ---------

Operating Expenses
------------------
Amortization             55,500            33,300            22,200
Interest                 66,800            40,080            26,720
Travel                   32,072            17,884            14,188
Telephone                12,844             9,551             3,293
Rent                      5,262             4,562               700
Professional Fees         5,217             3,621             1,596
Advertising               8,760             1,267             7,493
General &
   Administrative
      Expenses           11,240             9,771             1,469
                        -------           -------           -------
Total Operating
   Expenses             197,695           120,036            77,659

Other Income
------------
Interest                  2,673             2,673               -0-
                        -------           -------            -------

Net Loss             ($ 183,776)        ($ 112,876)        ($ 70,900)
                     ===========        ===========        ==========

Loss Per Share                               ($.05)            ($.06)

Weighted Average
   Shares Outstanding                    2,364,502         1,036,900





                       Advanced Products Group, Inc.
                       (A Development Stage Company)
                     Statement of Stockholders' Equity
             From August 27, 1998 (Inception) to June 30, 1999

             STATEMENT OF STOCKHOLDERS' EQUITY

                     Common           Preferred      Paid In      Accumulated
                 Shares/Amount      Shares/Amount    Capital        Deficit
Beginning
 Balance
 8/27/98
(Inception)      -0-     $-0-       -0-     $-0-       $-0-           $-0-

Shares held
 by Shareholders
 of Advanced
 Technology
 Group, Inc.
 Retroactively
 Restated   1,117,863   1,118      -0-       -0-       2,236           -0-

Shares Issued to
 Acquire Shares
 Outstanding of
 Cra-Z Soap, Corp.,
 Retroactively
 Restated     417,332     417   103,517      104         835           -0-

Shares Issued
 to Convert
 Series A
 Preferred to
 Common Shares
 Retroactively
 Restated      83,807      84    (4,190)       (4)        247          -0-

Shares Issued
 for Cash at
 $15.00/Share
 Retroactively
 Restated        200      -0-       -0-        -0-       3,003         -0-

Shares issued
 for Cash at
 $3.00/Share
 Retroactively
 Restated        167      -0-       -0-        -0-         501         -0-

Shares Issued
 for Cash at
 $0.60/Share
 Retroactively
 Restated    25,000       25        -0-        -0-      14,975         -0-

Shares Issued
 for Cash at
 $1.50/Share
 Retroactively
 Restated    6,667         7        -0-        -0-       9,973         -0-




                            Advanced Products Group, Inc.
                            (A Development Stage Company)
                     Statement of Stockholders' Equity -Continued-
                  From August 27, 1998 (Inception) to June 30, 1999

          STATEMENT OF STOCKHOLDERS' EQUITY - CONTINUED -

                    Common          Preferred         Paid In    Accumulated
                 Shares/Amount    Shares/Amount       Capital      Deficit

Shares Issued
 for Service
 at $0.003/Share
 Retroactively
 Restated      24,583     24        -0-    -0-            714          -0-

Shares Issued
 for Service
 at $6.00/Share
 Retroactively
 Restated        333     -0-        -0-    -0-           2,100          -0-

Net Loss for
 Period Ended
 12/31/98                                                           (70,900)
-----------------------------------------------------------------------------
Balance,
 12/31/98  1,675,952   1,675     99,327    100          34,584      (70,900)
=============================================================================

Shares Issued
 to Convert
 Series A
 Preferred to
 Common Shares
 Retroactively
 Restated    390,333     390    (19,516)   (20)             20         -0-

Shares issued
 for Services
 at $8.00/Share
 Retroactively
 Restated        66        1       -0-      -0-             581         -0-

Shares Issued
 for Services
 at $0.60/Share
 Retroactively
 Restated     8,333        8       -0-      -0-            4,992        -0-

Shares Issued
 for Services
 at $0.003/Share
 Retroactively
 Restated   275,833      276       -0-      -0-              552        -0-

Shares Issued
 for Note
 Receivable
 on Option to
 Acquire Common
 Stock at
 $0.001 for
 $.003/Share
 Retroactively
 Restated   33,333        33       -0-      -0-               67        -0-




                          Advanced Products Group, Inc.
                         (A Development Stage Company)
                   Statement of Stockholders' Equity -Continued-
                 From August 27, 1998 (Inception) to June 30, 1999

           STATEMENT OF STOCKHOLDERS' EQUITY - CONTINUED -

                    Common         Preferred        Paid In       Accumulated
                Shares/Amount    Shares/Amount      Capital         Deficit
Shares Issued
 for Notes
 Receivable
 at $0.75/Share
 Retroactively
 Restated    666,666     667      -0-    -0-        499,333             -0-

Shares Issued
 for Services at
 $14.53/Share     74       1      -0-    -0-          1,074             -0-

Shares Issued
 for Cash at
 $1.00/Share  10,000      10      -0-    -0-          9,990             -0-

Series A
 Preferred Shares
 Returned
 & Canceled     -0-      -0-  (79,811)   (80)            80             -0-

Loss for Period Ended
 June 30, 1999                                                     (112,876)
-----------------------------------------------------------------------------
Balance,
 6/30/99  3,060,590   $3,061     -0-    $ -0-     $  551,273      ($183,776)
=============================================================================

                     Advanced Products Group, Inc.
                     (A Development Stage Company)
                        Statement of Cash Flows
      Accumulated from August 27, 1998 (Inception) to June 30, 1999 and the Period January 1, 1999 to June 30, 1999
            and the Period August 27, 1998 to December 31, 1998

          STATMENT OF CASH FLOWS
                                             June            December
                          Accumulated        30, 1999        31, 1998
Cash flows
Cash Flows from
 Operating Activities
--------------------
Net Loss                   ($183,776)       ($112,876)       ($70,900)

Adjustment to
 Reconcile Net Loss
 to Cash

Amortization                  55,500           33,300          22,200

Non Cash Expenses             10,750            2,873           7,877

Rounding                         -0-                2              (2)

Changes in Operating
 Assets & Liabilities
 (Increase) Decrease
 in Accounts Receivable         (127)           8,230          (8,357)

(Increase) Decrease in
 Interest Receivable          (2,215)          (2,215)            -0-

(Increase) Decrease
 in Inventory                    -0-            1,343          (1,343)

(Increase) Decrease
 in Prepaid Expenses             -0-            1,400          (1,400)

Increase in
 Accounts Payable             10,912            2,900           8,012

Increase in
 Accrued Expenses              5,980            5,759             221
-----------------------------------------------------------------------
Net Cash by
 Operating Activities       (102,976)         (59,284)        (43,692)

Cash Flows from
 Investing Activities            -0-              -0-             -0-
-----------------------------------------------------------------------

Payments on License          (36,488)         (22,496)        (13,992)
-----------------------------------------------------------------------

Cash Flows from
 Financing Activities
----------------
Proceeds from Sale
 of Common Stock            140,174           111,690          28,484

Increase in
 Loan Payable                   -0-           (60,970)         60,970
----------------------------------------------------------------------
Net Cash Provided
 by Financing Activities    140,174            50,720          89,454

Increase (Decrease) in
 Cash & Cash Equivalents        710           (31,060)         31,770

Cash & Cash Equivalents
 at Beginning of Period         -0-            31,770             -0-
----------------------------------------------------------------------
Cash & Cash Equivalents
 at End of Period            $  710            $  710       $  31,770
=====================================================================

                     Advanced Products Group, Inc.
                     (A Development Stage Company)
                     Notes to Financial Statements


NOTE #1 - Corporate History

     Advanced Products Group, Inc., (the Company), is a market based company selling soaps, hand cleaners and other related products. Originally formed as a Nevada Corporation on August 27, 1998, using the name Cra-Z Soap Corp. The Company filed Articles of Amendment on March 12, 1999, and changed its name to Advanced Products Group, Inc.

     Pursuant to an Agreement of Merger dated August 28, 1998, the Company merged into Advanced Technologies Group, Inc., a Delaware Corporation organized under the laws of the state of Delaware on March 25, 1987. The Company is considered to be a development stage company.

NOTE #2 - Significant Accounting Policies

A.      The Company uses the accrual method of accounting.
B. Revenues and directly related expenses are recognized in the period when the goods are shipped to the customer.
C. The Company considers all short term, highly liquid investments that are readily convertible, within three months, to known amounts as cash equivalents.  The Company currently has no cash equivalents.
D. Basic Earnings Per Shares are computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period.  Diluted Earnings Per Share shall be computed by including contingently issuable shares with the weighted average shares outstanding during the period. When inclusion of the contingently issuable shares would have an antidilutive effect upon earnings per share no diluted earnings per share shall be presented.
E.      Consolidation Policies:    The accompanying consolidated financial
statements include the accounts of the company and its majority - owned subsidiary. Intercompany transactions and balances have been eliminated in consolidation.
F. Depreciation: The cost of property and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is amortized over the lesser of the length of the lease of the related assets of the estimated lives of the assets. Depreciation and amortization is computed on the straight line method.


NOTE #3 - Reverse Takeover and Recapitalization

     Pursuant to an Agreement of Merger dated August 27, 1998, Cra-Z-Soap Corp., a Nevada Corporation, (the legal acquiree) and Advanced Technologies Group, Inc., a Delaware Corporation, (the legal acquirer) exchanged common stock to give the shareholders of the legal acquiree control of the legal acquirer.


                     Advanced Products Group, Inc.
                     (A Development Stage Company)
                 Notes to Financial Statements -Continued-

NOTE #3 - Reverse Takeover and Recapitalization -Continued-

     Shareholders of the legal acquiree surrendered 100% of the outstanding shares in exchange for 1,100,000Shares of Common Stock and 310,550 Series A Super Preferred Voting Shares of the legal acquirer.

     On April 30, 1999, Advanced Technologies Group, Inc., the legal acquirer, filed a Certificate of Amendment with the Secretary of State of the state of Delaware changing its name to Advanced Products Group, Inc.

      The share exchange of a private operating Company, (Cra-Z- Soap Corp.) into a non-operating public shell corporation (Advanced Technologies Group, Inc.), with no assets or liabilities resulted in the shareholders of the private company having actual operating control of the combined company after the transaction, and the shareholders of the former public shell continuing only as passive investors.

     This transaction is considered to be a capital transaction in substance, rather than a business combination. That is,the transaction is equivalent to the issuance of stock by the private companyfor the net monetary assets of the shell corporation, accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition, except no goodwill or other intangible is recorded.

     APB No., 16, paragraph 70 states that, Presumptive evidence of the acquiring corporation in combinations effected by an exchange of stock is obtained by identifying the former common stockholder interest of a combined company which either retains or receives the larger portion of the voting rights of the combined corporation. That corporation should be treated as the acquirer unless other evidence clearly indicates that another corporation is the acquirer.

     Staff accounting Bulletin Topic 2A affirms the above principle and gives guidelines that the post reverse acquisition comparative historical financial statements furnished for the legal acquirer should be those of the legal acquiree.

     In accordance with this guideline the outstanding shares of Cra-Z Soap Products Corp., have been retroactively restated on the Balance Sheet, and the Statement of Stockholders' Equity to give effect to the three shares for one share exchange. The retroactively restated shares have been used in the Computations for Earnings (Losses) Per Share to preserve comparability of those figures.


                       Advanced Products Group, Inc.
                       (A Development Stage Company)
                   Notes to Financial Statements -Continued-


NOTE #4 - Income Taxes

     The Company has adopted FASB 109 to account for income taxes. The Company currently has no issues that create timing differences that would mandate deferred tax expense. Net operating losses would create possible tax assets in future years. Due to the uncertainty as to the utilization of net operating loss carryforwards an evaluation allowance has been made to the extent of any tax benefit that net operating losses may generate.

     The Company has incurred losses that can be carried forward to offset future earnings if conditions of the Internal revenue Codes are met. These losses are as follows:

       Year of Loss              Amount            Expiration Date
       ------------              ------            ---------------
           1998             $   101,226                 2018

                                                        1999
                                                   ---------------

Current Tax Asset Value of
   Net Operating Loss Carryforwards
   at Current Prevailing Federal Tax Rate           $   34,416
Evaluation Allowance                                   (34,416)
                                                    --------------
Net Tax Asset                                       $      -0-
                                                    --------------
Current Income Tax Expense                                 -0-
Deferred Income Tax Benefit                                -0-


NOTE #5 - Going Concern

     The accompanying financial statements of Advanced Products Group, Inc., have been prepared on a going concern basis, which contemplates profitable operations and the satisfaction of liabilities in the normal course of business. There are uncertainties that raise substantial doubt about the ability of the Company to continue as a going concern. As shown in the statements of operations the Company has not achieved profitable operations and as of June 30, 1999, the Company has insufficient working capital.


     Management has obtained an agreement with an investment banking concern in New York to use a Private Placement Memorandum of 500,000 shares of common stock at $2.00 per share to raise additional capital. This Agreement is contingent upon the Company clearing comments in its current filing with the Securities and Exchange Commission.

     The Company is negotiating with other mergers with other privately held companies that would bring assets,sales and marketing strategies to the Company. These negotiations also are contingent upon the Company completing its current registration process with the SEC.

     In addition, negotiations continue with a major supermarket wholesaler for the soap products.



                        Advanced Products Group, Inc.
                        (A Development Stage Company)
                  Notes to Financial Statements -Continued-

NOTE #6 - License Agreement

     On August 27, 1998, Cra-Z Soap Corp., (the Licensor) entered into an Agreement with Masters Marketing and Development, Inc., a Tennessee Corporation (the Licensor). Pursuant to the Agreement the Licensor granted to the Licensee property that is identified as all formulas, patents, applications for patents, trade secrets, improvements, technology or technological products, intellectual properties, know-how ideas, methods, processes and concepts, and devices ("formulas"), whether now existing or hereafter conceived , developed or acquired by Licensor relating to the product known as Cra-Z Soap or any similar product or any application of the formulas to any product or commercialization thereof.

     A royalty of ten percent (10%) of the Adjusted Gross Sales price of any Products sold by Licensee or its Affiliates for which Licensee receives payment of Twenty Thousand Dollars U.S. ($20,000) (the "monthly minimum"), whichever is greater ("Royalties"). "Adjusted Gross Sales Price" shall mean the gross sales price of any Products sold less returns and reasonable actual discounts or rebates. At such time as the total amount of Royalties paid reaches a sum equal to or exceeding two million dollars U.S. ($2,000,000), the percentage of Adjusted Gross Sales paid as royalty as defined above shall change from ten percent (10%) to three percent (3%) with no monthly minimum.

     The Company has capitalized the License Agreement at the present value of $2,000,000 using a risk free rate of 5% over the term of 100 months, (eight and one third years) that the Company is required to pay $20,000 per month.

     The present value of the license is $1,332,000. The discount factor of $668,000 is considered to be the interest factor and is absorbed into the operating expense as interest expense using the straight line method at $6,680. The interest expense is recognized as expense each month without respect to when the Company pays the required license fees. If the Company fails to make the license payment timely then expense is recognized and the license fees payable is increased.


     The Company will amortize the license fee recognized as an asset over the initial term of the license which is twenty years.

     The Company will be required to make debt service payments and recognize expenses pertaining to the license as follows;


                           Advanced Products Group, Inc.
                           (A Development Stage Company)
                     Notes to Financial Statements -Continued-

NOTE #6 - License Agreement -Continued-

<CAPTION
                   License Agreement Debt Service Schedule

             License        Principal         Interest       Amortization
Year         Payment        Reduction          Factor
1998        $  80,000       $  53,280       $  26,720         $  22,200
1999          240,000         159,840          80,160            66,600
2000          240,000         159,840          80,160            66,600
2001          240,000         159,840          80,160            66,600
2002          240,000         159,840          80,160            66,600
2003          240,000         159,840          80,160            66,600
Thereafter    720,000         479,520         240,480         1,644,800
------------------------------------------------------------------------
Total     $ 2,000,000       1,332,000         668,000         2,000,000
========================================================================

NOTE #7 - Stockholders' Equity

     The Company is authorized to issue 40,000,000 shares of common stock with a par value of $0.00 per share.


     The Company is authorized to issued 1,000,000 Shares of Series A Super Preferred Voting Shares.


     Pursuant to the Agreement of Merger 103,517 Series A Super Preferred Voting shares, retroactively restated have the following characteristics;

A. Voting Rights: The holder of each share of the Shares shall have the right to cast twenty (20) votes per Share held on any and all matters presented for shareholder consideration. Each holder of common shares may cast one (1) vote per common share held on any and all matters presented for shareholder consideration.
B. Preference: Holders of the Shares shall be preferred over holders of common shares for payment of dividends or in any distribution to shareholders resulting from liquidation of the issuer.
C. Face Value and Redemption Value: The Shares have a face value of $1.00 each. The Shares may be redeemed by the issuer prior to any conversion thereof any time after two (2) years from date of issuance for $1.00 each at the option of the issuer.
D. Dividends: The Shares earn a non-cumulative dividend of three percent (3%) annually based upon the Shares face value and redemption value. Dividends shall be paid from earnings of the issuer, if any.
E. Conversion: The Shares may be converted into restricted common shares any time commencing two (2) years after date of issuance. Each Series A Preferred Voting Share may be converted into twenty (20) restricted common shares. The holding periods of any restricted common shares issued as a result of conversion for purposes of Rule 144, or any subsection thereof, as promulgated by the Securities & Exchange Commission, shall commence upon the date of issuance of any such Series converted.


                        Advanced Products Group, Inc.
                        (A Development Stage Company)
                  Notes to Financial Statements -Continued-

NOTE #7 - Stockholders' Equity -Continued-

F. Series C Preferred Shares; The Company offers a Series C Preferred Share with a coupon of 6%, a redemption value of $10.00, a face value of $10.00 with voting rights of 2 votes per share and a conversion of 2 common shares for each share after one year from issue. There are no Series C Preferred shares issued.

     On March 12, 1999, at a Special Meeting, Shareholders authorized a one for three split of the issued and outstanding shares of common and preferred stock. Retroactive restatement has been made to the financial statements. The remaining preferred shares outstanding were returned to the Company at no cost and were canceled.

     The Company issued 24,916 shares of common stock for services valued at $2,838 in 1998 and 317,639 shares for services valued at $7,585 in 1999.

     The Company issued shareholders of Advanced Technologies Group, Inc., options to acquire up to 666,667 post split shares of common stock at $0.75 per share. In 1999, the Shareholders exercised the options and the Company issued 666,667 shares of common stock for Notes Receivable of $500,000. At June 30, 1999, the Company had received $96,690 from one of the note holders.


NOTE #8 - Notes Receivable

The Company has three short term notes receivables as follows:

Note #1- From a Business Entity, Note of
$166,667 dated April 1, 1999 Due
March 31, 2000, Interest at .025% Per Annum                     $166,667

Note #2- From a Business Entity, Note of
166,667 dated April 1, 1999 Due
March 31, 2000, Interest at .025% per annum                      166,667

Note #3- From a Business Entity, Note of
166,667 dated April 1, 1999 Due
March 31, 2000, Interest at 0.25% Per Annum                       69,976
                                                            -------------
                                     Total                      $403,310
                                                            ==============


     The Company issued 666,667 shares of common stock for the notes receivable. Generally accepted accounting principle require that note receivable for stock issued be offset against the equity increased from the original sale.


                       Advanced Products Group, Inc.
                       (A Development Stage Company)
                 Notes to Financial Statements -Continued-

NOTE #9 - Deficit Accumulated in the Development Stage

Subsequent to the Agreement of Merger the surviving entity is considered to be a development stage company. Deficits accumulated are as follows;

Period                                                          Amount
From August 27, 1998, (Inception) to December 31, 1998        $ 101,226
From January 1, 1999 to June 30, 1999                           160,493
                                                             -----------
Total                                                         $ 261,719
                                                             ===========

NOTE #10 - New Technical Pronouncements

     In February 1997, SFAS No. 129, "Disclosure of Information about Capital Structure" was issued effective for periods ending after December 31, 1997. The Company has adopted the disclosure provisions of SFAS No. 129 effective with the fiscal year ended December 31, 1998.

     In June 1997, SFAS No. 130, "Reporting Comprehensive Income" was issued effective for fiscal years beginning after December 31, 1997, with earlier application permitted. The Company has elected to adopt SFAS No. 130 effective with the fiscal year ended December 31, 1998. Adoption of SFAS No 130 is not expected to have a material impact on the Company's financial statements.

     In June 1997, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" was issued for fiscal year beginning after December 31, 1997, with earlier application permitted. The Company has elected to adopt SFAS No. 131, effective with the fiscal years ended December 31, 1998. Adoption of SFAS No. 131 is not expected to have a material impact on the Company's financial statements.

                                 Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                               Advanced Products Group, Inc.
                             -----------------------------------
                                    (Registrant)

Date: February 9, 2000       By: /s/ Edward J. da Parma, Jr.
                               ----------------------------------
                               Edward J. da Parma, Jr., President

               PART IV  INDEX OF EXHIBITS

EXHIBIT #                       DESCRIPTION

2                               CORPORATE BY-LAWS
3                               STOCK CERTIFICATE
3.a                             AMENDED ARTICLES OF INCORPORATION
3.b                             ARTICLES OF INCORPORATION [TOTAL LIFESTYLES
                                INC.]
6.a                             LICENSE AGREEMENT BETWEEN MASTERS
                                MARKETING AND CRA Z SOAP, INC.

               ADDITIONAL EXHIBIBTS  [EX-10 MATERIAL CONTRACTS]

A.                        MERGER AGREEMENT BETWEEN CRA Z SOAP, CORP
                          AND ADVANCED TECHNOLOGIES GROUP, INC.
B.                        FORM D

C.                        AGREEMENT BETWEEN STARCO AND CRAZ PRODUCTS

D.                        LETTER OF AGREEMENT TELEBRANDS